Exhibit 3.3

CODE OF ETHICS AND BUSINESS CONDUCT

A.	Regulatory Basis.

This Code of Ethics and Business Conduct (this “Code”) is adopted pursuant to 17 C.F.R. § 229.406, promulgated by the Securities and Exchange Commission to implement section 406 of the Sarbanes-Oxley Act of 2002, and Nasdaq Marketplace Rule 4350.

B.	Scope.

This Code applies to all directors, officers, employees, contractors and agents (each, a “Leafly Party” and collectively, the “Leafly Parties”) of Leafly Holdings, Inc., and its subsidiaries and affiliates (“Leafly”).

C.	Purpose.

Leafly is proud of the values with which it conducts business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code serves to (1) emphasize Leafly’s commitment to ethics and compliance with the law; (2) set forth Leafly’s basic standards of ethical and legal behavior for the Leafly Parties; (3) elaborate reporting mechanisms for known or suspected ethical or legal violations and for other questionable behavior; and (4) deter and detect wrongdoing.

The success of Leafly’s business is dependent on the trust and confidence we earn from our employees, customers and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity and reaching Leafly’s goals solely through honorable conduct. It is easy to say what we must do, but the proof is in our actions. Ultimately, we will be judged on what we do.

Given the variety and complexity of ethical questions that may arise in the course of Leafly’s business, this Code serves only as a rough guide. Confronted with ethically ambiguous situations, all Leafly Parties should remember Leafly’s commitment to the highest ethical standards and seek independent advice, where necessary, to ensure that all actions they take on behalf of Leafly honor this commitment.

Leafly believes that this Code is reasonably designed to deter wrongdoing and to promote the purposes set forth in 17 C.F.R. § 229.406. Leafly also believes that this Code promotes an atmosphere of self-awareness and prudent conduct by encouraging and protecting the reporting of questionable behavior in accordance with Nasdaq Marketplace Rule 4350.

D.	Ethical Standards.

1.	Honest and Ethical Conduct.

All Leafly Parties should behave honestly and ethically at all times and with all people. They should strive to act in good faith, with due care, and engage only in fair and open competition, by treating ethically all competitors, suppliers, customers and colleagues. They should not misrepresent facts or engage in illegal, unethical, or anti-competitive practices for personal or professional gain.

This fundamental standard of honest and ethical conduct extends to the handling of conflicts of interest. All Leafly Parties should avoid any actual, potential, or apparent conflicts of interest with Leafly and any personal activities, investments or associations that might give rise to such conflicts. They should not use Leafly or any Company assets for personal gain, self-dealing, in order to compete with Leafly or take advantage of corporate opportunities other than on behalf of Leafly. They should act on behalf of Leafly free from improper influence or the appearance of improper influence on their judgment or performance of duties. There is a likely conflict of interest if, for example, a Leafly Party causes Leafly to engage in business transactions with relatives or friends; receives loans or guarantees of obligations from Leafly (or a third party because of his or her relationship to Leafly); has a material financial interest in Leafly’s competitors, suppliers, or customers; or uses non-public information for personal gain or for gain by relatives, friends or business contacts.

If a Leafly Party involved in a particular decision has a relationship—business, financial, or otherwise—with a competitor, supplier, customer, candidate for employment or other person, that might impair or appear to impair his or her independence in making that decision, he or she shall disclose such relationship to the General Counsel who shall report such relationship to the Chair of the Audit Committee. No action may be taken with respect to the transaction or party giving rise to the actual, potential or apparent conflict unless and until the General Counsel has communicated that such action is appropriate and/or has been approved by the Audit Committee.

2.	Timely and Truthful Disclosure.

In reports and documents filed with or submitted to the Securities and Exchange Commission and other regulators, and in other public communications made by Leafly and each Leafly Party involved in the preparation of such reports, documents and communications shall make disclosures that are full, fair, accurate, timely and understandable. Such disclosures shall contain thoroughly and accurately reported financial and accounting data. No Leafly Party shall knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading Leafly’s independent public auditor or the public.

3.	Legal Compliance and Insider Trading.

In conducting the business of Leafly, all Leafly Parties shall comply with all applicable governmental laws, rules and regulations. If a Leafly Party is unsure whether a particular action would violate an applicable law, rule, or regulation, he or she should seek the advice of Leafly’s legal department before undertaking it. It is always illegal to trade in Leafly’s securities while in possession of material, non-public information, and it is also illegal for Leafly Parties to communicate or “tip” such information to others (including family members, friends and business contacts). Generally, material information is that which would be expected to affect the investment decisions of a reasonable investor or the market price of the stock.

If any Leafly Party is unsure whether they can legally trade in Leafly’s securities, they should refer to Leafly’s Insider Trading Policy and consult with Leafly’s legal department prior to making any trade. It is also illegal for Leafly Parties to communicate or “tip” material, non-public information to others (including family members, friends and business contacts) and to recommend Leafly stock to someone else on the basis of such information.  If a Leafly Party inadvertently discloses material, non-public information to third parties, the Leafly Party should immediately inform a member of the Leafly Legal team.

4.	Confidentiality.

All Leafly Parties shall use the utmost care and take all reasonable steps to protect the confidentiality of non-public information about Leafly and its customers and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

5.	Respect for the Individual.

All Leafly employees deserve to work in an environment where we are treated with dignity and respect. Leafly is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success. We cannot afford to let anyone’s talents go to waste.

Leafly is an equal employment employer and is committed to providing a workplace that is free of discrimination of all types and from abusive, offensive or harassing behavior. Any employee who feels harassed or discriminated against should report the incident to his or her manager or to human resources.

All Leafly employees are also expected to support an inclusive workplace by adhering to the following conduct standards:

■	Treat others with dignity and respect at all times.

■	Address and report inappropriate behavior and comments that are discriminatory, harassing, abusive, offensive or unwelcome.

■	Foster teamwork and employee participation, encouraging the representation of different employee perspectives.

■	Seek out insights from employees with different experiences, perspectives and backgrounds.

■	Avoid slang or idioms that might not translate across cultures.

■	Confront the decisions or behaviors of others that are based on conscious or unconscious biases.

■	Be open-minded and listen when given constructive feedback regarding others' perception of your conduct.

Leafly will not tolerate discrimination, harassment or any behavior or language that is abusive, offensive or unwelcome.

6.	Gifts, Gratuities and Business Courtesies.

Leafly is committed to competing solely on the merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by Leafly was sought, received or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom Leafly does or may do business. We will neither give nor accept business courtesies nor kickbacks that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation or policies of Leafly or its customers, or would cause embarrassment or reflect negatively on Leafly’s reputation.

E.	Violations of Ethical Standards.

1.	Reporting Known or Suspected Violations.

Leafly’s directors and executive officers are required to promptly report any known or suspected violations of this Code of Ethics and any other questionable behavior to the Chair of the Audit Committee. All other officers and employees are encouraged to send a report of a known or suspected violation or of any questionable behavior (anonymously, if desired) to General Counsel of Leafly, 600 1st Avenue, Suite LL20, Seattle, WA 98104-2216. No retaliatory action of any kind will be permitted against anyone making such a report, and the Audit Committee will strictly enforce this prohibition.

Upon learning of any unethical business conduct, or dishonest or illegal acts, the Audit Committee shall investigate the report as it deems appropriate and provide feedback to the reporting party (unless such party is anonymous) as to the result of its investigation.

2.	Accountability for Adherence.

If the Audit Committee determines that this Code of Ethics has been violated directly or by failure to report a violation, withholding information related to a violation or taking prohibited retaliatory action against someone who reported questionable behavior, it may discipline the offending director, officer or employee for non-compliance with penalties up to and including removal from office or dismissal. Such penalties may include, depending upon the severity of the infraction, oral or written reprimands, the withholding of bonuses, the deduction of some or all of the person’s earned units in Leafly’s Deferred Management Compensation Plan, the forfeiture of director stipends, removal from committees of the Board of Directors and, if warranted, termination. In addition, violations may result in criminal penalties and/or civil liabilities for the offending director, officer or employee and/or Leafly.

F.	Waivers

Leafly’s Board of Directors, in its discretion, may grant a waiver of a provision of this Code of Ethics to any director, officer or employee. If the waiver is granted for a director or executive officer, a current report on Form 8-K must be filed with the Securities and Exchange Commission in accordance with the applicable rules and regulations of the Commission and Nasdaq.

Updated as of February 4, 2022

Acknowledgment of Receipt and Review

I, _______________________ (employee name), acknowledge that on _____________________ (date), I received a copy of Leafly Holding, Inc’s Code of Ethics and Business Conduct and that I read it, understood it and agree to comply with it. I understand that it is my responsibility to be familiar with and abide by its terms. I understand that the information in this Policy is intended to help Leafly Holdings, Inc.’s employees to work together effectively on assigned job responsibilities. This Policy is not promissory and does not set terms or conditions of employment or create an employment contract.

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